                                                                  Exhibit (a)(9)



FOR IMMEDIATE RELEASE                  INVESTOR CONTACT:  Jon Einsidler
                                            Georgeson Shareholder Services Inc.
                                                                 (212) 440-9884
                                                       jeinsidler@georgeson.com
                                                       ------------------------

                                       PRESS CONTACT:  Kimberly Cooper
                                                                 (732) 906-3802
                                                 Kimberly.cooper@sc.siemens.com
                                                 ------------------------------

SIEMENS REFILES US ANTITRUST NOTIFICATION REGARDING ACUSON

          ERLANGEN, Germany, October 19, 2000 - After consultation with the Antitrust Division of the United States Department of Justice (the "Antitrust Division"), on October 18, 2000 Siemens AG withdrew and subsequently re-filed its Notification and Report Form filed pursuant to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") relating to its pending cash tender offer for all of the outstanding shares of Acuson Corporation. Siemens made such withdrawal and re-filing of its Notification in response to the Antitrust Division's request for additional time to review the Acuson transaction.

     Accordingly, the waiting period under the HSR Act will now expire at 11:59 p.m., New York City time, on November 2, 2000, unless early termination of the waiting period is granted or unless prior to that time Siemens AG receives a request for additional information or documentary material. Under the HSR Act, until the expiration of a 15-calendar day waiting period, no Shares may be purchased pursuant to Siemens' offer to purchase all of the outstanding shares of common stock (and associated rights) of Acuson at $23.00 per share. Nevertheless, the waiting period will still expire prior to the initial expiration of the offering period of Siemens' tender offer.


                                     -more-

     Siemens Refiles US Antitrust, page 2
     ------------------------------------



     Siemens' Medical Engineering Group (Med) is one of the largest global suppliers in the healthcare sector. The Group is renowned for its innovative products, services and complete solutions, ranging from imaging systems for diagnostics and therapy products for treatment to electromedicine and hearing instruments to IT solutions that optimize workflow and increase efficiency in hospitals, clinics and doctors' offices.



This release is neither an offer to purchase nor a solicitation of an offer to sell securities of Acuson Corporation. The tender offer is being made solely by an offer to purchase and related letter of transmittal disseminated upon the commencement of the tender offer and amended from time to time. Shareholders of Acuson Corporation should read the tender offer statement because it contains important information. These documents are available to Acuson shareholders at no charge and are also available for free at the SEC's web site (http://www.sec.gov).
                                     ------------------

                                    #  #  #



Press releases issued are available on our web site at:
http://www.usa.siemens.com/News_and_Press/RecentPressReleases.htm